Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for NOVADAQ® Technologies Inc. [“NOVADAQ” or the “Company”] should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “NOVADAQ” or “the Company” mean NOVODAQ and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, Firefly™, CO2 Heart Laser™ System, LUNA™ and EasyLDI™ Imaging Systems [“LUNA” and “EasyLDI”], PINPOINT® Endoscopic Fluorescence Imaging System [“PINPOINT”] and DermACELL® tissue product sales, placements and utilization rates, reimbursement for SPY, SPY Elite, PINPOINT, Firefly, LUNA, EasyLDI and DermACELL procedures, future revenues arising from the sales of the Company’s direct products and third party distributed products, the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”], the distribution agreements with MAQUET Cardiovascular [“MAQUET”], Mizuho Medical Corporation [“Mizuho”], Kirloskar Technologies Pvt., Ltd. [“Kirloskar”] and LifeNet® Health [“LifeNet”], and future potential alliances, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s products and third party products distributed by NOVADAQ, the success of NOVADAQ’s alliances, the effect of reimbursement codes for procedures involving use of SPY, SPY Elite, LUNA, PINPOINT, Firefly, EasyLDI or DermACELL, and the clinical results of the use of SPY, SPY Elite, Firefly, LUNA, EasyLDI and/or PINPOINT Imaging Systems, or DermACELL tissue products or the CO2 Heart Laser System for Transmyocardial Revascularization [“TMR”]. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. The successful commercialization of any one of NOVADAQ’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may, in turn, affect the profitability of the Company.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a reimbursement code will not affect acceptance or usage of SPY imaging technology systems; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavourable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. The Company has also included important factors in the cautionary statements included in the Company’s Annual Information Form [“AIF”] for the year ended December 31, 2013 which is filed on SEDAR at www.sedar.com and on EDGAR. Prospective investors should give careful consideration to such risks and uncertainties. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through February 24, 2015.

COMPANY OVERVIEW

NOVADAQ primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and in other clinical settings where open and minimally invasive surgery, interventional or diagnostic procedures are performed. NOVADAQ is a publicly listed company. Shares are traded in the U.S. on the NASDAQ Stock Exchange (NASDAQ: NVDQ) and in Canada on the Toronto Stock Exchange (TSX: NDQ).

Established in 2000 with a focus on research and development, the Company moved towards commercialization with the launch of its first commercial SPY system, which was intended for use during cardiac surgery. Between 2009 through 2014, the Company expanded its product offerings to enter into additional markets and formed alliances with market leading companies for the broad commercialization of certain NOVADAQ products: SPY Elite, Firefly and the CO2 Heart Laser. In early 2012, NOVADAQ introduced the PINPOINT Endoscopic Fluorescence Imaging System and the LUNA Angiographic System and began building a direct sales and marketing organization for PINPOINT and LUNA. In late 2014, NOVADAQ announced the transfer of all marketing and distribution rights relating to SPY Elite from LifeCell™ Corporation [“LifeCell”] back to NOVADAQ. In addition in late 2014, NOVADAQ became the exclusive worldwide distributor of LifeNet’s DermACELL tissue products for wound and breast reconstruction surgery.

NOVADAQ’s SPY Imaging core technology platform provides clinically relevant anatomical and physiological images of blood flow in vessels and micro-vessels without exposing the patient, physician or support staff operating the devices to radiation during a wide variety of complex surgical procedures performed in the operating room and other clinical settings such as outpatient surgery. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and other clinicians such as wound care specialists, and interventional specialists, and the various procedures they perform. SPY images enable clinicians treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess and objectively analyze the quality of blood perfusion in tissues, such as skin and organs.

With over 120 peer-reviewed publications that report experiences using SPY Imaging technologies in open, robotic and endoscopic surgeries, as well as wound care, NOVADAQ can reference and support claims that the use of SPY Imaging enhances procedural decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications and enables assessment of blood flow and tissue perfusion in the context of non-healing wounds which may impact the cost and quality of care by the reduction in complications and or repeat interventions.

The Company’s SPY, SPY Elite, LUNA and PINPOINT Imaging Systems are based upon the core SPY fluorescence technology. SPY and SPY Elite are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during six different open surgery applications.

The LUNA system is FDA 510(k) cleared for use in cardiovascular applications, such as the assessment of blood flow and tissue perfusion in patients suffering from complex wounds typically caused by peripheral vascular disease and who are being treated in the outpatient clinic. The SPY, SPY Elite, and LUNA Systems are also Conformité Européenne (CE Marked) for sale in Europe, are licensed by Health Canada and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow physicians to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA and is also available in markets outside of the United States.

PINPOINT is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures. Regulatory activities to seek approval for PINPOINT in Japan are currently ongoing. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. PINPOINT provides surgeons with better visualization of important information related to anatomic structures and tissue perfusion during complex minimally invasive procedures.

In addition to marketing SPY Imaging technology products, NOVADAQ acquired and now manufactures and markets the U.S. FDA premarket approved [“PMA”] CO2 Heart Laser™ System for TMR. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft surgery. The CO2 Heart Laser line of products is exclusively distributed in the U.S. by MAQUET.

NOVADAQ’s intellectual property consists of 55 patent families representing 90 granted or allowed patents and 100 pending applications in various stages of review and prosecution. While the industry is highly competitive and subject to rapid and significant technological changes, the Company believes that there currently is no widely adopted alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures. NOVADAQ will vigorously defend its patent estate if infringement is deemed to occur.

Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. Please refer to the section on “Liquidity and Capital Resources” below. The Company believes that its market leadership position, the ongoing advancement of its technology, the quality of its direct sales and marketing infrastructure will allow it to operate profitably in the future.

DEVELOPMENTS IN 2014

•

On December 22, 2014, Roger Deck, former Vice-President of Operations, was appointed Chief Financial Officer, with overall responsibility for financial reporting, financial and strategic planning, human resources and investor relations.

•

On December 9, 2014, NOVADAQ signed a multi-year agreement with LifeNet, a world leader in allograft bio-implants and cellular therapies, pursuant to which NOVADAQ became the exclusive worldwide distributor of LifeNet’s DermACELL tissue products for wound and breast reconstruction surgery.

•

On December 8, 2014, NOVADAQ announced the grant of United States Patent No. 8,892,190 entitled “Method and Apparatus for Performing Intra-Operative Angiography”, thereby adding to NOVADAQ’s ever-increasing patent portfolio surrounding its SPY fluorescence imaging technology.

•

On October 30, 2014, NOVADAQ announced the transfer of all marketing and distribution rights relating to SPY Elite from LifeCell to NOVADAQ. The transfer was effective November 30, 2014 with LifeCell Corporation providing certain services during a transition period ending December 31, 2014. In connection with the transfer, the original distribution agreements relating to SPY Elite between the parties were terminated. The termination agreement provided for, along with other customary terms, a one-time payment of $4.5 million to LifeCell. NOVADAQ and LifeCell also agreed to settle any and all legal disputes between the parties.

•	On October 21, 2014, NOVADAQ signed an international distribution agreement with Mizuho pursuant to which Mizuho became the exclusive distributor of PINPOINT in Japan.

•

On October 16, 2014, NOVADAQ signed an international distribution agreement with Kirloskar pursuant to which Kirloskar became the exclusive distributor for the Company’s family of fluorescence imaging technologies in India.

•

On October 2, 2014, NOVADAQ announced that final results from the PILLAR™ II study, Perfusion Assessment in Laparoscopic Left Anterior Resection, were published ahead of print online by the Journal of the American College of Surgeons [“JACS”], the official scientific publication of the American College of Surgeons. In addition, results of a trial conducted in patients undergoing esophagectomy with a gastric pull up reconstruction conducted at the University of Southern California, was published ahead of print online by the Annals of Surgery [“Annals”]. PILLAR II was a multi-center, prospective study of patients undergoing left sided colectomy and anterior resection [“LCAR”] during which intra-operative PINPOINT® endoscopic fluorescence imaging was performed. The study evaluated the clinical impact of PINPOINT real-time visual perfusion assessment on the surgical decision-making process and on surgical outcomes of LCAR in 139 patients at 11 centers across the U.S. The study demonstrated an anastomotic leak rate of 1.4% in patients who underwent LCAR with PINPOINT imaging. This was significantly lower than the historic rates of up to 12.5% reported in the literature. In addition, 11 patients (8%) benefited from a change in surgical plan, leading to a 0% anatomic leak rate among those patients.

Following up on the PILLAR™ II study, NOVADAQ initiated a randomized, controlled, parallel multi-center study, called PILLAR III, to further evaluate the use of PINPOINT endoscopic fluorescence imaging in lower anterior colon resection. The study is expected to enroll up to 800 patients in 15 to 20 U.S. centers. An interim data analysis is planned upon the enrollment of the 550th patient. PILLAR III’s primary endpoint will be an improvement in postoperative anastomotic leak rate in low anterior resection procedures using PINPOINT imaging as an adjunct to standard surgical practice compared to surgical procedures performed according to standard surgical practice alone. Patient recruitment into PILLAR III began in the fourth quarter of 2014. Michael Stamos, M.D., from the University of California, Irvine is acting as the Principal Investigator. Details of the trial can be viewed at the website www.clinicaltrials.gov.

NOVADAQ also initiated a prospective open label, multi-center study assessing the safety and utility of PINPOINT Fluorescence Imaging in the identification of lymph nodes in patients with uterine and cervical malignancies who are undergoing lymph node mapping called the FILM™ Study. Estimated enrollment will be 150 patients. The primary end point will be identification of the lymph node and the secondary end point will be the safety of the interstitial injection of ICG. Nadeem Abu-Rustum, M.D., from the Memorial Sloan Kettering Cancer Center will serve as Principal Investigator and patient recruitment is expected to begin in the first half of 2015. Details of the study can be viewed at the website www.clinicaltrials.gov.

•

On September 30, 2014, NOVADAQ signed a partnership agreement for multiple LUNA systems with SerenaGroup™, a company that operates wound and hyperbaric centers throughout the United States and a global leader in wound healing research.

•

On May 12, 2014, NOVADAQ completed the acquisition of Aïmago SA [“Aïmago”], a privately held medical imaging company, founded in 2008 as a spin off from Ecole Polytechnique Fédérale de Lausanne (“EPFL”), a Switzerland based academic and research institution. The purpose of the acquisition was to obtain access to Aïmago’s specialized perfusion imaging technology and to further develop the technology for commercial use. EasyLDI is 510(k) cleared by the FDA and CE Marked for sale in Europe.

•

On April 2, 2014 during the Society of American Gastrointestinal and Endoscopic Surgeons [SAGES] conference in Salt Lake City, UT, NOVADAQ released significant enhancements to its PINPOINT Endoscopic Fluorescence Imaging System. The enhancements included a fourth imaging modality, in addition to the HD White-Light, SPY Fluorescence, and PINPOINT Fluorescence Modes. The latest mode, called SPY CSF [Color-Segmented Fluorescence], enables surgeons to visualize the degree of perfusion in tissue and to easily differentiate anatomical structures through qualitative color mapping. Beyond SPY CSF Mode, enhancements also included a newly designed mobile laparoscopy cart that houses the new dual-tank-capable NOVADAQ 50L High-Flow CO2 Insufflation Unit and other accessories.

SELECTED ANNUAL INFORMATION

The table below summarizes information regarding NOVADAQ’s revenues, loss from operations and other financial information for the years presented and is taken from NOVADAQ’s audited consolidated annual financial statements for each year presented, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board [“IASB”]. It should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31
in $000’s	2014	2013	2012
Revenues
Product sales	40,696	31,020	19,037
Royalty revenue	1,909	1,889	1,850
Partnership fee revenue	3,291	1,300	1,300
Service revenue	704	812	802

Total revenues	46,600	35,021	22,989
Cost of sales	16,058	12,933	8,537

Gross profit	30,542	22,088	14,452
Gross profit percentage	66%	63%	63%
Operating expenses
Selling and distribution expenses	27,684	14,061	4,926
Research and development expenses	10,782	7,974	5,959
Administrative expenses	10,295	7,234	6,573
Write-down of equipment	—	26	—
Write-down of inventory	—	31	58
Termination fee	4,500	—	—

Total operating expenses	53,261	29,326	17,516

Loss from operations	(22,719)	(7,238)	(3,064)
Interest expense	—	(74)	(274)
Imputed interest expense	—	(109)	(433)
Finance income	226	109	61
Warrants revaluation adjustment	(1,836)	(15,015)	(8,558)
Gain on investment	25	25	25

Loss before income taxes	(24,304)	(22,302)	(12,243)

Income tax expense	(50)	—	(101)

Loss and comprehensive loss for the period	(24,354)	(22,302)	(12,344)

Basic loss per share for the period	(0.44)	(0.47)	(0.32)

Diluted loss per share for the period	(0.44)	(0.47)	(0.32)

Balance Sheet Data
in $000’s
	As at December 31, 2014	As at December 31, 2013	As at December 31, 2012
Cash and cash equivalents	141,448	182,330	38,954
Working capital	156,870	186,702	39,944
Total assets	197,714	212,375	57,587
Total non-current liabilities	28,056	28,252	21,284
Total liabilities	35,223	37,260	26,917
Shareholders’ equity	162,491	175,115	30,670

RESULTS OF OPERATIONS – 2014 as compared to 2013

Revenues

Revenues increased by 33% to $46,600,000 in 2014 from $35,021,000 in 2013. Product sales increased by $9,676,000, or 31%, despite a decrease in SPY Elite product sales of 15% from $15,141,000 in 2013 to $12,825,000 in 2014. Product sales for all product lines other than SPY Elite increased by 76% from $15,879,000 in 2013 to $27,871,000 in 2014. SPY Elite was distributed by LifeCell until the termination of the distribution agreement on November 30, 2014 and by the Company’s direct sales team for the month of December 2014. Top line customer sales for SPY Elite in the month of December 2014 were approximately equal to the average of top line customer product sales in the months of October and November 2014, however NOVADAQ recognized 100% of such revenues for the month of December 2014. Management had expected capital sales of SPY Elite in the month of December 2014 to be in line with experience in prior years and the Q4 2014 forecast from LifeCell, however the capital sales fell substantially short.

LifeCell recognized total SPY Elite sales of $23,173,000 in 2014, whereas Novadaq recognized $16,117,000 related to such product sales in 2014. Novadaq’s portion of overall revenue was higher than the overall revenue share percentage because of minimum device fees paid by LifeCell to Novadaq, including for devices which did not generate revenue for LifeCell, and because of the amortization of amounts paid to Novadaq for the distribution rights. If Novadaq had recognized 100% of SPY Elite sales, its total revenue would have been $7,056,000 (15%) higher in 2014. Management expects to see a 15% structural increase in revenue in each quarter of 2015 as a result of the termination of the LifeCell agreements.

Management expects revenue growth for PINPOINT and LUNA to slow in the first half of 2015 as sales resources are allocated to re-establish growth in the Plastic and Reconstructive Surgery [“PRS”] market previously controlled by LifeCell. Growth in the PRS market is expected to result from increased focus on driving SPY Elite usage, and through introduction of the DermACELL acellular dermal matrix [“ADM”] products to plastic surgeons. Management believes the results of such efforts will be most pronounced in the second half of 2015. Management also expects growth rates for PINPOINT and LUNA to resume in the second half or 2015, with growth in the wound healing market being supplemented by the introduction of DermACELL ADM products.

As noted above, management believes sales resources will need to be refocused towards the PRS market previously controlled by LifeCell, and the results of such efforts will be recognized primarily in the second half of 2015. As a result, management expects to see only modest growth beyond the 15% structural increase described above (total year over year growth of 25% to 35% in Q1 and Q2), and much more robust growth in the second half of the year (total year over year growth of 40% to 50% in Q3 and Q4).

Estimated SPY procedures based on kits shipped to hospitals were 32,898 in 2014, representing an increase of 44% from 2013.

Royalty revenue for 2014 was consistent with 2013 based on the number of units sold by our partner.

Partnership fee revenue increased by $1,991,000 due to the recognition of the remaining deferred partnership fee revenue, related to the terminated marketing and distribution agreements with LifeCell, in income.

Service revenue decreased by $108,000 as a result of less warranty work performed.

Gross Profit

Gross profit was $30,542,000 in 2014 compared to $22,088,000 in 2013. As a percentage of revenue, gross profit increased by 3% from 63% in 2013 to 66% in 2014. The increase in gross profit was mainly due to PINPOINT and LUNA product sales growth.

Operating Expenses

Selling and distribution expenses of $27,684,000 were $13,623,000 higher than the prior year due to the build-up of our U.S. direct sales and marketing team and increased promotional expenses to support our PINPOINT and LUNA product lines and physician education programs. Included in selling and distribution expenses in Q4-2014 was LifeCell’s commission of approximately $833,000 for December 2014 sales. Prior to the termination of the LifeCell distribution agreement, LifeCell’s portion of revenue under the arrangement was recorded as a reduction to revenue. Management expects selling and distribution expenses to increase in 2015 with the continued build-up of our U.S. direct sales and marketing team to support the return of the marketing and distribution rights of SPY Elite to NOVADAQ and the sale of LifeNet’s DermACELL tissue products.

Research and development expenses of $10,782,000 were $2,808,000 higher than the prior year. Increases in expenses were mainly comprised of salaries and benefits in the amount of $1,284,000 to support expanded operations; product design expenses of $729,000; non-cash stock option expense in the amount of $318,000; and an increase in consulting and patent and trademark expenses of $245,000.

Administration expenses of $10,295,000 were $3,061,000 higher than 2013. Increased expenses were mainly comprised of increased bad debt expense in the amount of $1,823,000 due to specific provisions for doubtful accounts; higher non-cash stock option costs of $582,000 due to new grants at a higher fair value; higher salary and benefit costs of $343,000 due to new hires, salary increases and severance costs; increased professional fees in the amount of $272,000; and higher insurance expenses in the amount of $101,000. This increase was partially offset by a decrease in amortization costs in the amount of $99,000.

Included in operating expenses in 2014, was a one-time termination fee of $4,500,000 paid to LifeCell in connection the transfer of all marketing and distribution rights to the SPY Elite System from LifeCell to NOVADAQ.

The inventory and equipment write-downs of $57,000 in 2013 was related to obsolescence.

Interest Expense

Combined interest expense and non-cash imputed interest expense of $183,000 in 2013 was related to the convertible debt converted in Q1-2013.

Finance Income

Finance income of $226,000 increased by $117,000 due to an increase in the on-hand cash balances resulting from the Q4-2013 equity offering.

Warrants Revaluation Adjustment

Warrant revaluation, a non-cash expense, of $1,836,000 was less than the prior year expense of $15,015,000 because the increase in the Company’s share price experienced in 2014 was less than the increase experienced in 2013. There was also a slight reduction of expenses for warrants exercised in 2014. As at December 31, 2014, the Company’s share price closed at $16.62, an increase from $16.49 as at December 31, 2013, and previously an increase from $8.88 as at December 31, 2012.

Income Tax Expense

Income tax expense was $50,000 compared to nil in 2013.

Net Loss

Net loss was $24,354,000 in 2014 compared to a net loss of $22,302,000 in 2013. The increase of $2,052,000 was a result of an increase in gross profit of $8,454,000 due to increased sales; a decrease in the non-cash warrant revaluation expense adjustment of $13,179,000; a decrease in interest expense and imputed interest expense of $183,000; and an increase in finance income of $117,000. Offsetting these amounts was an increase in operating expenses of $23,935,000, which included the one-time termination fee of $4,500,000 paid to LifeCell, and an increase in income tax expense of $50,000.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth information regarding NOVADAQ’s revenues, loss from operations and other information for the periods presented, which were prepared in accordance to IFRS as issued by the IASB, and should be read in conjunction with the corresponding unaudited interim and annual consolidated financial statements and accompanying notes.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
in $000’s	2014	2014	2014	2014	2013	2013	2013	2013
Revenues
Product sales	9,803	11,111	10,391	9,391	9,643	8,000	7,076	6,299
Royalty revenue	745	489	270	405	616	365	468	441
Partnership fee revenue	2,316	325	325	325	325	325	325	325
Service revenue	158	203	166	177	164	206	229	213

Total revenues	13,022	12,128	11,152	10,298	10,748	8,896	8,098	7,278
Cost of sales	3,897	4,327	4,232	3,602	4,004	3,154	3,043	2,732

Gross profit	9,125	7,801	6,920	6,696	6,744	5,742	5,055	4,546
Gross profit percentage	70%	64%	62%	65%	63%	65%	62%	62%
Operating expenses
Selling and distribution expenses	7,505	6,279	7,192	6,708	4,863	3,337	3,513	2,348
Research and development expenses	3,394	2,802	2,331	2,255	2,282	2,159	2,046	1,487
Administrative expenses	3,935	2,413	1,968	1,979	2,867	1,264	1,742	1,361
Write-down of equipment	—	—	—	—	—	26	—	—
Write-down of inventory	—	—	—	—	—	—	31	—
Termination fee	4,500	—	—	—	—	—	—	—

Total operating expenses	19,334	11,494	11,491	10,942	10,012	6,786	7,332	5,196

Loss from operations	(10,209)	(3,693)	(4,571)	(4,246)	(3,268)	(1,044)	(2,277)	(650)
Finance costs	—	—	—	—	(3)	(3)	(3)	(63)
Imputed interest expense	—	—	—	—	—	—	(2)	(108)
Finance income	48	50	59	69	42	34	18	15
Warrant revaluation adjustment	(7,356)	6,670	10,794	(11,944)	445	(5,881)	(7,473)	(2,106)
Gain on investment	—	—	—	25	—	—	25	—

Income (loss) before income taxes	(17,517)	3,027	6,282	(16,096)	(2,784)	(6,894)	(9,712)	(2,912)

Income tax recovery (expense)	(34)	1	(2)	(15)	68	(23)	(25)	(20)

Net income (loss) and comprehensive income (loss) for the period	(17,551)	3,028	6,280	(16,111)	(2,716)	(6,917)	(9,737)	(2,932)

Basic income (loss) per share for the period	(0.32)	0.05	0.11	(0.29)	(0.05)	(0.14)	(0.21)	(0.07)

Diluted income (loss) per share for the period	(0.32)	(0.06)	(0.08)	(0.29)	(0.05)	(0.14)	(0.21)	(0.07)

RESULTS OF OPERATIONS – Q4, 2014 as compared to Q4, 2013

Revenues

Revenues increased by 21% to $13,022,000 in Q4-2014 from $10,748,000 in Q4-2013. Product sales increased by $160,000, or 2%, despite a decrease in SPY Elite product sales of 41% from $4,203,000 in 2013 to $2,498,000 in 2014. Product sales for all product lines other than SPY Elite increased by 34% from $5,440,000 in 2013 to $7,305,000 in 2014. SPY Elite was distributed by LifeCell until termination of the distribution agreement on November 30, 2014 and by the Company’s direct sales team for the month of December 2014. The decrease in SPY Elite product sales resulted from a repurchase of consumable kit inventory of $731,000 as at November 30, 2014 in connection with the termination. The repurchased inventory, which had been purchased by LifeCell prior to Q4 2014, was accounted for as a reduction of Q4-2014 revenue. In addition, LifeCell reduced its inventory on hand by $620,000 between October 1, 2014 and November 30, 2014 which also impacted the comparison with Q4-2013. The month of December has traditionally been the strongest period for capital sales of SPY Elite systems. Management had expected capital sales of SPY Elite in the month of December 2014 to be in line with experience in prior years and the Q4 2014 forecast from LifeCell, however the capital sales fell substantially short. In Q4-2014 only 2 SPY Elite systems were sold, as compared to 13 in Q4-2013. Top line customer sales for SPY Elite in the month of December 2014 were approximately equal to the average of top line customer product sales in the months of October and November 2014, however NOVADAQ recorded 100% of such revenues for the month of December 2014.

In Q4-2014, an estimated 9,880 SPY procedures were shipped to hospitals and institutions, an increase of 52% over Q4-2014 and an increase of 9% over Q3-2014. Management expects growth of revenues in PINPOINT and LUNA to slow in Q1-2015 as sales resources are allocated to re-establish growth in the PRS market previously controlled by LifeCell. The results of these efforts are expected to be more pronounced in the second half of 2015, as is the resumption of growth rates for PINPOINT and LUNA.

Partnership fee revenue for Q4-2014 was higher by $1,991,000 as compared to Q4-2013, as a result of the recognition of the remaining deferred partnership fee revenue related to the terminated marketing and distribution agreements with LifeCell into income.

Royalty revenue for Q4-2014 increased from Q4-2013 by $129,000 due to more units being sold by our partner.

In comparison to Q3-2014, revenues increased by $894,000 or 7%. Product sales decreased by $1,308,000 mainly due to a reduction in SPY recurring sales in the amount of $1,382,000 resulting from the termination of the marketing and distribution agreements with LifeCell. Partnership fee revenue increased by $1,991,000 due to the recognition of the deferred revenue related to the terminated LifeCell agreements into income. Royalties increased in the amount of $256,000 due to higher unit sales.

Gross Profit

Gross profit was $9,125,000 in Q4-2014 compared to $6,744,000 in Q4-2013. As a percentage of revenue, gross profit increased by 7% from 63% in Q4-2013 to 70% in Q4-2014. The increase in gross profit was mainly due to the increase in partnership fee revenue. In comparison to Q3-2014, gross profit was higher by $1,324,000 due to an increase in partnership fee revenue and higher royalty revenue.

Operating Expenses

Selling and distribution expenses of $7,505,000 for Q4-2014 were $2,642,000 higher than Q4-2013 expenses of $4,863,000 as the Company continued to hire direct sales force personnel and increased promotional spending to support our PINPOINT and LUNA sales program. Included in selling and distribution expenses in Q4-2014 is LifeCell’s commission of approximately $833,000 for December 2014 sales. Prior to the termination of the LifeCell distribution agreement, LifeCell’s portion of revenue under the arrangement was recorded as a reduction to revenue. In comparison to Q3-2014, selling and distribution expenses increased by $1,226,000 as a result of additional direct sales force personnel and the commission recorded for LifeCell.

Research and development expenses of $3,394,000 in Q4-2014 were $1,112,000 higher than Q4-2013 expenses of $2,282,000 due to higher product design expense in the amount of $644,000; higher salaries and benefits in the amount of $366,000 and higher patent trademark expense in the amount of $119,000. In comparison to Q3-2014, research and development expenses were $592,000 higher due to higher product design expenses in the amount of $449,000 and higher patent and trademark expenses in the amount of $218,000.

Administrative expenses of $3,935,000 in Q4-2014 were $1,068,000 higher than Q4-2013 expenses of $2,867,000. The increase mainly related to an increase in bad debt expense of $1,832,000 due to specific provisions for doubtful accounts; an increase in salaries and benefits in the amount of $90,000 and non-cash stock option expense of $83,000 and general increases in other expenses. This was partially offset by lower professional fees of $1,024,000. In comparison to Q3-2014, administrative expenses were higher than the previous quarter by $1,522,000 mainly due to lower professional fees in the amount of $680,000 offset by an increase in bad debt expense of $1,832,000; higher salary and benefits of $154,000; an increase in public company listing fees of $65,000 and higher non-cash stock option expense in the amount of $63,000.

Included in operating expenses in Q4-2014, is a one-time fee of $4,500,000 paid to LifeCell in connection with the transfer of all marketing and distribution rights to the SPY Elite System from LifeCell to NOVADAQ.

Warrants Revaluation Adjustment

The change in the Q4-2014 non-cash warrant revaluation expense of $7,356,000 compared to warrant revaluation income of $445,000 in Q4-2013 was due to a quarterly increase in the Company’s share price. During Q4-2014, the Company’s share price increased by $3.93, compared to a $0.09 share price decrease in Q4-2013. In comparison to Q3-2014 the Company’s share price decreased by $3.80 in Q3-14 which resulted in a non-cash warrant revaluation income of $6,670,000.

Income Tax Recovery (Expense)

Income tax expense was $34,000 compared to a recovery of $68,000 in Q4-2013.

Net Loss

Net loss was $17,551,000 in Q4-2014 compared to a net loss of $2,716,000 in Q4-2013. The increase in net loss of $14,835,000 was a result of an increase in operating expenses of $9,322,000, which included the one-time termination fee of $4,500,000 paid to LifeCell in Q4-2014; an increase in the non-cash warrant revaluation expense of $7,801,000 and an increase in income tax expense of $102,000. Offsetting these amounts was an increase in gross profit of $2,381,000 due to increased capital sales and partnership fee revenue. In comparison to Q3-2014, net loss increased by $20,579,000 from net income of $3,028,000 in Q3-2014. The increase in net loss was a result of an increase in operating expenses of $7,840,000, which included the one-time termination fee of $4,500,000 paid to LifeCell in Q4-2014, and an increase in the non-cash warrant revaluation expense of $14,026,000. Offsetting these amounts was in increase in gross profit of $1,324,000.

FINANCIAL POSITION

The following is a discussion of the changes to the Company’s financial position as at December 31, 2014 as compared to December 31, 2013:

in 000’s	2014	2013	Change ($)	Change (%)	Changes during the year ended December 31, 2014, include
ASSETS
Current assets
Cash and cash equivalents	141,448	182,330	(40,882)	(22)	See Liquidity and Capital Resources section below.
Accounts receivable	14,336	8,502	5,834	69	An increase in sales in Q4-14 and Q3-14 as compared to the same quarters in 2013.
Prepaid expenses and other assets	1,205	968	238	25	An increase in prepaid insurance and deposit for new facility in British Columbia.
Income taxes recoverable	29	64	(35)	(55)	A reduction mainly due to Alternative Minimum Tax.
Inventories	6,798	3,846	2,952	77	An increase to meet forecasted sales.

	163,816	195,710	(31,893)	(16)
Non-current assets
Property and equipment, net	13,648	13,361	287	2	Net additions to revenue generating fixed assets in 2014 of $5,193 less depreciation of $4,906.
Intangible assets, net	20,250	3,304	16,946	513	An increase due to patents acquired of $9,868 and distribution rights of $7,881 (Liquidity and Capital Resources section) less amortization of $803.

Total Assets	197,714	212,375	(14,660)	(7)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	6,178	7,123	(944)	(13)	A decrease mainly due to lower production in Q4-14 compared to Q4-13 as a result of higher production in the first three quarters of 2014.
Provisions	335	187	148	79	An increase in warranty provision due to higher capital sales in 2014 as compared to 2013.
Deferred revenue	404	380	24	6	An increase in extended warranty purchased by customers due to higher capital sales in 2014 as compared to 2013.
Deferred partnership fee revenue	—	1,300	(1,300)	(100)	Deferred partnership fee revenue recognized in income over the term of the agreement, which was terminated in Q4, 2014.
Repayable government assistance	—	18	(18)	(100)	Loan was repaid in Q1-14.
Distribution rights payable	250	—	250	n/m	Fee payable for exclusive world-wide distribution of LifeNet’s DermACELL products.

	7,167	9,008	(1,840)	(20)
Non-current liabilities
Deferred revenue	552	194	358	185	An increase in extended warranty purchased by customers due to higher capital sales in 2014 as compared to 2013.
Deferred partnership fee revenue	—	1,992	(1,992)	(100)	Deferred partnership fee revenue recognized in income due to termination of LifeCell agreement in Q4, 2014.
Distribution rights payable	1,631	—	1,631	n/m	Fee payable for exclusive world-wide distribution of LifeNet’s DermACELL products.
Shareholder warrants	25,873	26,066	(193)	(1)	Exercises of $2,029 less non-cash revaluation expense of $1,836.

Total Liabilities	35,223	37,260	(2,036)	(5)

Total Shareholders’ Equity	162,491	175,115	(12,624)	(7)	Net loss of $22,792, common shares issued to acquire intangible assets of $3,500, stock based compensation of $4,372 and exercise of shareholder warrants and stock options of $2,313 and $1,545, respectively.

Total Liabilities and Shareholders’ Equity	197,714	212,375	(14,660)	(7)

Note – n/m refers to the comparison not being meaningful.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, NOVADAQ has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that NOVADAQ will be successful in securing partnerships or financing on terms favorable to the Company, or at all.

Based on the cash on hand in the amount of $141,448,000 as at December 31, 2014, the capacity to borrow funds from its revolver loan (as further described below), and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

For the year ended December 31, 2014, cash used in operating activities was $25,133,000 which included working capital utilization of $11,038,000; cash expenditures (cash burn) before changes in working capital of $12,461,000. Working capital increases continue to be driven primarily by increased receivables and inventories in support of our increased sales.

Investing Activities

For the year ended December 31, 2014, cash used from investment activities was $17,537,000 comprised of the purchase of intangible assets of $12,369,000 and net additions to revenue generating fixed assets of $5,193,000 which were primarily utilized in the placement of assets at hospitals and clinics. The purchase of intangible assets included $6,000,000 paid for the exclusive worldwide distribution of LifeNet’s DermACELL tissue products and $6,630,000 paid for the acquisition of the Aïmago patents. The Company has recorded a liability of $1,881,000 for the remaining amount payable (on a discounted basis) for the DermACELL distribution rights. In addition, the Company issued common shares valued at $3,500,000 in connection with the acquisition of the Aïmago patents.

Financing Activities

For the year ended December 31, 2014, cash provided from financing activities was $1,812,000 which included proceeds from the exercise of stock options of $1,545,000 and proceeds from the exercise of shareholder warrants of $284,000.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank, entitling the Company to borrow up to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and certain reporting requirements. The credit facility is secured by a general security agreement constituting a first-ranking security interest in all personal property of the Company with a conventional rate of interest. Currently, the Company has no committed sources of capital other than this revolving credit loan. Since its inception, and as at December 31, 2014, the Company has not utilized this credit facility. As at December 31, 2014, the maximum amount that can be borrowed under the revolver loan was $1,837,000.

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

in 000’s	0-1 year $	1-5 years $	After 5 years $
Operating leases	667	2,621	3,242
Purchase Obligations (product development)	745	—	—

The long-term operating lease commitments are for premises located in: Mississauga, ON, Taunton, MA, Richmond, BC and Burnaby BC. As our existing Richmond BC lease will expire on June 30, 2015, a new 10-year lease has been executed for premises in Burnaby BC, for the period commencing July 1, 2015.

The Company has an outstanding $745,000 purchase order commitment in support of a specific product development activity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the IASB. An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. The following is a discussion of the Company’s critical accounting policies:

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duties. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. The specific recognition criteria described below must also be met before revenue is recognized.

Product sales

Product sales to customers

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Products sales under partnership agreements

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership to its partners, who maintain the business relationship with the end customer. Under certain partnership agreements, the Company shares ongoing revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners. The Company records any additional amounts when its partners sell to the end customer.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide multiple products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has standalone value to the customer and the fair value associated with the element can be measured reliably, the amount recognized as revenue for that element is the fair value of the element in relation to the fair value of the arrangement as a whole. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized ratably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partner.

Partnership fee revenue

Partnership fee revenue relates to upfront payments received from partners for exclusive sales and marketing rights. Upfront payments are deferred and recognized on a straight-line basis over the exclusive sales and marketing terms.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash-generating unit’s [“CGU”] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset’s carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY Imaging Technology business and the TMR business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins based on historical and forecasted values;

•

Discount rates reflecting current market assessment of the risks specific to each CGU. The discount rate are estimated based on the average percentage of a weighted average cost of capital for the medical device industry;

•

Price development for the consumables and medical devices, which are based on estimates, are obtained from published forecasts about the future development of applicable procedures in North America during the detailed forecast period, as well as management’s own judgments; and

•	Market share assumptions, based on the Company’s product applicability in specific fields of medical indications.

Intangible Assets

The Company owns intangible assets consisting of licenses, distribution rights and patent rights.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite. The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years
Distribution rights	10 years
Patent rights	13-21 years

Shareholder Warrants

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period. A change in the inputs utilized to calculate the fair value such as the Company’s share price, volatility, remaining life and interest rate can have a material impact on the reported loss and comprehensive loss for the period.

In determining the fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

Stock-Based Compensation Plan

Employees of the Company, including senior executives and members of the board of directors [the “Board”], receive remuneration in the form of stock options. In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the stock-based compensation transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate. The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for stock-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line. When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to shareholders’ equity. The amount of cash, if any, received from participants is also credited in share capital in shareholders’ equity. Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the stock-based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

Fair Value of Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments.

RELATED PARTY TRANSACTIONS

In March 2013, Fairfax Financial Holdings Limited exercised their right to convert Debentures with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company. A director of the Company is also a director of Fairfax Financial Holdings Limited.

In May 2013, two management members exercised their right to convert Debentures of $71,323 in exchange for 37,961 common shares of the Company.

As at December 31, 2014 and 2013, the Company has no receivable or payable balances with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Senior Vice President, Marketing, and Vice President, Operations.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Annual Improvements to IFRS (2010-2012) and (2011-2013) cycles

In December 2013, the IASB issued Annual Improvements to IFRS: 2010-2012 Cycle and Annual Improvements to IFRS: 2011-2013 Cycle, both of which are required to be applied for annual periods beginning on or after July 1, 2014. The Company intends to adopt these amendments in its financial statements for the annual period beginning January 1, 2015. The extent of the impact of adoption of the amendments has not yet been determined.

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 – Financial Instruments

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance.

On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)).

The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments were comprised of the following as at December 31, 2014: cash and cash equivalents of $141,448,000; accounts receivable of $14,336,000; accounts payable and accrued liabilities and provisions of $6,513,000; distribution rights payable of $1,881,000; and shareholder warrants of $25,873,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable is subject to minimal credit risk based on the nature of the Company’s customers and letters of credit securing certain international sales. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities and provisions are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. Distribution rights liability is payable over a 10-year term and is carried at amortized cost. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable

As at December 31, 2014, 12,899,782 or 80% [December 31, 2013 - $7,050,417 or 81%] of the total accounts receivable are due from six customers [December 31, 2013- five customers]. As at December 31, 2014, two customers had accounts receivable balances exceeding 10% of total accounts receivable [December 31, 2013 – three customers]. Concentration of these two customers comprised 34% and 19% of total accounts receivable as at December 31, 2014 as compared to 3% and 35%, respectively as at December 31, 2013.

For the year ended December 31, 2014, sales to three customers exceeded 10% of total revenue [2013 – two customers]. Concentration of these three customers comprised 23%, 20% and 12% of total revenue for the year ended December 31, 2014 as compared to 44%, 1% and 18%, respectively for the year ended December 31, 2013.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s AIF for the year ended December 31, 2013, which is filed on SEDAR and EDGAR. There have been no changes during the 12 month period ended December 31, 2014, other than as noted below with respect to NOVADAQ’s direct marketing and distribution of the SPY Elite System and the distribution of DermACELL.

The Company attempts to mitigate these risks through a combination of sound risk-management practices, insurance and systems of internal control. The risks and uncertainties outlined below do not constitute an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

Potential Fluctuations in the Company’s Financial Results Make Financial Forecasting Difficult

The Company expects its revenues and results of operation to continue to vary significantly from quarter to quarter. Revenues and gross margins may be lower than anticipated due to timing of orders and deliveries, unexpected delays in the Company’s supply chain, general economic and market-related factors, product quality, performance and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, due to the Company’s early stage of commercialization on some products, it cannot accurately predict its future revenues or results of operations or the timing of its current research and development programs. The Company is also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter-to-quarter comparisons of the Company’s revenues and results of operations may not be meaningful. It is likely that in one or more future quarters the Company’s results of operations will fall below the expectations of securities analysts and investors. If this happens, the trading price of the Company’s common shares might be materially and adversely affected.

Clinical Trials May be Unsuccessful and New Regulatory Approvals May Not be Obtained

The Company continues to explore the use of the products in new applications and clinical trials and to develop new products. There is no assurance that the Company will receive additional regulatory approvals for the products in new applications or for any new products, which would limit the Company’s ability to bring these new products to market.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company. Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by NOVADAQ. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than NOVADAQ in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources. Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on NOVADAQ’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete and future sales and marketing opportunities in other markets obsolete.

Third-Party Intellectual Property Infringement Claims

Patent applications, which may relate or affect the Company’s business, may have been filed by other health care, medical device, biopharmaceutical companies and universities. Such patent applications or patents, may conflict with the Company’s technologies or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. NOVADAQ could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s products or even lead to prohibition of the development, manufacture or sale of certain products.

Research and Development Risk

A principal component of NOVADAQ’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, NOVADAQ’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products. Accordingly, NOVADAQ will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products. Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect NOVADAQ’s business and financial condition.

Successful Commercialization of the Products

The Company’s future success will depend in large part on its own ability to commercialize SPY Elite, PINPOINT and LUNA for use in wound care, and to distribute DermACell tissue product [together, the “Products”]. Success is also dependent on the ability of NOVADAQ’ partners to sell FireFly and the CO Heart Laser. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including the fluorescence agent and DermACELL tissue products, the performance of NOVADAQ’s partners, the ability of the Company and its partners to successfully market the Products at projected selling prices, and the ability of the Company and its partners to commercially launch Products that are currently in the development phase, in a timely manner. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Company’s Products, or whether unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products that are proven to be more clinically or cost-effective.

2015 Growth May Be Impacted by Sales Transition

In connection with the transfer of the distribution and marketing rights of the SPY Elite System from LifeCell to Novadaq, Novadaq is now responsible for the marketing and distribution of the SPY Elite System. The Company’s ability to achieve sales growth in 2015 will be dependent, in part, on its ability to successfully commercialize the SPY Elite System, along with the rest of the Products. The ability of the Company to continue the successful commercialization of the SPY Elite System will depend on a number of factors, including but not limited to achieving widespread adoption of the product among the targeted surgeons and hospitals, maintaining relationships with surgeons and hospitals that were previously managed by LifeCell and development and maintenance of the Company’s relationships with surgeons and hospitals by the Company’s sales and marketing teams. The successful distribution of SPY Elite System will depend on a number of financial, logistical, technical, competitive, economic and other factors, some of which will be out of the Company’s control and there can be no assurance that the Company will be able to continue the successful marketing and distribution of the SPY Elite System during the course of 2015.

Successful Commercialization of DermACELL

In connection with the signing of a multi-year distribution agreement with LifeNet in December 2014, Novadaq is now the exclusive worldwide distributer of LifeNet’s DermACELL tissue products for wound and breast reconstruction surgery. The Company’s ability to achieve sales targets in 2015 will be dependent, in part, on its ability to successfully market and distribute DermACELL, along with the Company’s other Products. The ability of the Company to successfully distribute DermACELL tissue products will depend on a number of factors, including but not limited to market penetration and acceptance among the targeted surgeons and hospitals, maintaining accounts and relationships with surgeons and hospitals that were previously managed by LifeNet, the effect of reimbursement codes for procedures involving DermACELL, and the clinical results from the use of DermACELL. The successful distribution of DermACELL will depend on a number of financial, logistical, technical, competitive, economic and other factors, some of which will be out of the Company’s control and there can be no assurance that the Company will be able to continue the successful marketing and distribution of DermACELL.

Implementation of Business Models

The Company’s current business plan is predicated upon the successful execution of a placement, rental or capital sales model for the SPY Elite and a capital sales model for PINPOINT and LUNA. The hospitals and clinics that are expected to be the end-users of the SPY Elite and LUNA Imaging System and PINPOINT Endoscopic Imaging System may resist such models or request alternate cost models that may not maximize returns on the Company’s investment. A failure to implement these models or to achieve the anticipated pricing for procedures could adversely affect the Company’s business and financial condition.

Dependence on Relationships with Strategic Partners

Execution of the Company’s current strategy is dependent on cooperation with strategic partners for sales and marketing and research and development. The Company can offer no guarantee that existing partnership agreements will be renewed or that its strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. In addition, there can be no assurance of the commercial success of any partnerships in which the Company is, or will become involved.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescence agent used with certain Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval or clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This process can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

With the acquisition of the PMA for the Onco-Life® system from Xillix and the PMA for the CO2 Laser System from PLC, NOVADAQ is now in a position for a higher level of regulatory scrutiny from the FDA given that the product is a Class III device. In 2011, NOVADAQ passed a FDA inspection on its Richmond facility and in 2014 the Company passed a successful audit associated with a PMA supplement for the CO2 Heart Laser for TMR. Future successful review by a health authority inspector is not guaranteed however, a negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other intellectual property [“IP”] rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses. In particular, Company owned and licensed patents may not be valid, and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Patents issued or licensed to the Company, may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other IP rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings and the cost to the Company of any patent litigation, even if resolved in its favour, could be substantial.

Unpatented trade secrets, technological innovation and confidential know-how are important to NOVADAQ’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, NOVADAQ will need to continue to expand its management and employee base as it continues to support its direct sales team in the commercialization of SPY Elite, LUNA, PINPOINT and DermACELL and its partnership with Intuitive for the supply of Firefly and MAQUET for the sale of the CO2 Heart Laser. The Company’s future financial performance, its ability to support commercialization of the SPY Elite,

LUNA, Firefly and PINPOINT Imaging Systems and distribution of DermACELL and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems, and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated net inflows and outflows for the year ended December 31, 2014, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on net income before income taxes [due to changes in the fair value of monetary assets and liabilities] of $117,449 [2013 - ($186,369)]. The Company’s exposure to foreign currency changes for all other currencies is not material.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act, and under National Instrument 52-109 in Canada) to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared to provide reasonable assurance that information required to be disclosed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have evaluated the design and effectiveness of the Company’s disclosure controls and procedures at December 31, 2014 and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effective.

Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have designed internal controls over financial reporting [“ICFR”], or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have evaluated the effectiveness of ICFR using the framework established in “Internal Control – Integrated Framework (COSO Framework)” published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO), 2013.

The CEO and CFO have evaluated the design and effectiveness of the Company’s ICFR at December 31, 2014 and based on the evaluation, the CEO and CFO have concluded that the ICFR is effective.

In accordance with the United States Jumpstart Our Business Startup Act [“JOBS Act”] enacted on April 5, 2012, the Company previously qualified as an “emerging growth company” [“EGC”], which entitled the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s ICFR under Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act does not defer compliance with, and NOVADAQ currently complies with, the requirement of Section 404(a) of the Sarbanes-Oxley Act that management assess its ICFR. The Company will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.0 billion, (b) the date that it becomes a “large accelerated filer” as defined in Rule 12b-2 under the United States Securities Exchange Act of 1934, as amended, which would occur if the market value of the Company’s common shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, (c) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the preceding three-year period or (d) the last day of the Company’s fiscal year containing the fifth anniversary of the date on which its shares become publicly traded in the United States. As at June 30, 2014, the Company’s market value of its common shares held by non-affiliates exceeded $700 million. As a result, the Company no longer qualifies as an “emerging growth company” and is subject to the Section 404(b) of the Sarbanes-Oxley Act and requires an independent audit of the Company’s internal controls over financial reporting as of December 31, 2014.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter or year ended December 31, 2014, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

Management’s report on internal control over financial reporting

Reference is made to our Management’s Report on Internal Control over Financial Reporting in our Annual Report on Form 40-F for 2014. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2014.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 55,872,657 common shares, 3,665,962 stock options, and 1,561,515 shareholder warrants outstanding. The shareholder warrants are exercisable into one common share.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.